UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number 000-030813

UMeWorld, Limited
(Translation of registrant’s name into English)

Unit 12B, Hang Seng Causeway Bay Building

28 Yee Wo Street, Causeway Bay

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Company's Certifying Accountant.

Previous Independent Registered Public Accounting Firm

On April 1, 2021, UMeWorld Limited (the “Company”) dismissed its independent registered public accounting firm, ZH CPA LLC (“ZH”).

The company has not completed its financial statements or filed its Annual Report on Form 20-F for the fiscal years ended September 30, 2018, 2019 and 2020. As a result of ZH's dismissal as the company's independent registered public accounting firm, ZH has not completed its audit nor has it issued its report with respect to the company's financial statements for the fiscal years ended September 30, 2018, 2019 and 2020.

The company has requested that ZH furnish it with a letter addressed to the Securities and Exchange Commission stating whether ZH agrees with the above statements made by the company in this Form 6-K. The company will amend this Form 6-K and attach a copy of such letter as an exhibit promptly after ZH furnishes the letter to the company.

New Independent Registered Public Accounting Firm

Effective April 2, 2021, the Company engaged J&S Associate (“JS”) as its new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, the Company did not consult with JS regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMeWorld, Limited

April 16, 2021	By:	/s/ Michael Lee
Michael Lee Chief Executive Officer and Chairman of the Board

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